

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Frank Magliochetti
Chief Executive Officer
ClickStream Corporation
8549 Wilshire Boulevard Suite 2181
Beverly Hills, CA 90211

> **Re: ClickStream Corporation**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed June 15, 2021**
> **File No. 024-11475**

Dear Mr. Magliochetti:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Amendment No. 3 to Form 1-A filed June 15, 2021

Compensation of Directors and Executive Officers, page 25

1. You state that you have an agreement dated December 24, 2019 with Frank Magliochetti to serve as a director for $1,667 per month. Please revise the chart to reflect the compensation Mr. Magliochetti received for his services as a director.

Note 11. Subsequent Events, page 61

2. We note your response and revised disclosures to prior comment 4. Please explain further the issuance of 5.0 million shares to both Chaudry, LLC and Lookash Realty, LLC pursuant to a Reorganization and Stock Purchase Agreement. To the extent these shares were issued as part of the contingent consideration in the Rebel Blockchain acquisition,

revise to indicate as such and disclose the value of the shares issued. Also, clarify if the terms of the Rebel Blockchain Agreement were modified to allow for the issuance of such shares prior to meeting the post closing terms as stipulated in Article 7. At a minimum, revise to include a discussion of the Rebel Blockchain transaction including the $300,000 investment made subsequent to your most recent balance sheet date. If these issuances relate to new acquisitions with each of Chaudry, LLC and Lookash Realty, LLC, revise to clarify the nature and material terms of such transactions and provide any necessary agreements as exhibits to the filing. Refer to ASC 855-10-50-2.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Ficksman